

July 21, 2011

<u>Via E-mail</u>
John G. Holland
General Counsel
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

      Re: **Wesco Aircraft Holdings, Inc.**
                  Amendment No. 4 to Registration Statement on Form S-1
                  Filed July 15, 2011
                  File No. 333-173381

Dear Mr. Holland:

      We have reviewed your amended registration statement and response letter filed July 15, 2011. We have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Principal and Selling Stockholders, page 106</u>

1. We note your disclosure in footnote 24 to the table. Please revise your table to include all selling stockholders and provide complete Item 507 disclosure as appropriate.

      You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot, at (202) 551-3738 if you have questions regarding the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

                            Sincerely,

                            /s/ Jay Ingram

                            Jay Ingram
                            Legal Branch Chief

cc: <u>Via E-mail</u> to Rachel W. Sheridan, Esq.